SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period July 25, 2003

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period May 7, 2003 to July 24, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:

Name:	Stephen Foster

Title:	Company Secretary

Date:	July 24, 2003

To:	The Manager

Announcements

Company Announcements Office

Public Announcement 2003—13AWC

Please find attached for immediate release, a public announcement concerning directors’ interests.

Stephen Foster Company Secretary	Alumina Limited

ABN 85 004 820 419

15 May 2003	GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Richard RAYNER

Date of last notice	18 December 2002

Part 1—Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr. Rayner is joint trustee and sole beneficiary of the Mokanger Personal Superannuation Fund which acquired the shares in Alumina Limited.

Date of change	8 May 2003

No. of securities held prior to change	10,000 fully paid ordinary shares in Alumina Limited

Number acquired	5,000 fully paid ordinary shares in Alumina Limited

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$21,250 in total

No. of securities held after change	15,000 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition

Part 2—Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

To:	The Manager

Announcements

Company Announcements Office

Public Announcement 2003—14AWC

Please find attached for immediate release, a public announcement concerning directors’ interests.

Stephen Foster Company Secretary	Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
16 May 2003	60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Richard RAYNER

Date of last notice	15 May 2003

Part 1—Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr. Rayner is joint trustee and sole beneficiary of the Mokanger Personal Superannuation Fund which acquired the shares in Alumina Limited.

Date of change	9 May 2003

No. of securities held prior to change	15,000 fully paid ordinary shares in Alumina Limited

Number acquired	5,000 fully paid ordinary shares in Alumina Limited

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20,750 in total

No. of securities held after change	20,000 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition

Part 2—Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

To:	The Manager

Announcements

Company Announcements Office

Public Announcement 2003—15AWC

Please find attached for immediate release, a public announcement relating to a fully franked quarterly dividend received from Alcoa of Australia Limited.

Stephen Foster Company Secretary	Alumina Limited

ABN 85 004 820 419

17 June 2003	GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Media Release	17 June 2003

For Immediate Release

Alcoa of Australia delivers Alumina Limited a strong dividend

Alumina Limited received a A$59 million fully franked quarterly dividend from Alcoa of Australia, through its interest in Alcoa World Alumina & Chemicals (AWAC).

Alcoa of Australia paid the AWAC partners, Alcoa and Alumina Limited, their share of a A$150 million fully franked dividend.

“This dividend again demonstrates the substantial returns that continue to flow from the AWAC joint venture, and AWAC’s capacity to distribute strong cashflows to its partners,” said John Marlay, Chief Executive Officer, Alumina Limited. “Alumina’s intention is to pass on, to the extent practicable, all fully franked dividends to shareholders.”

AWAC is the world’s leading supplier of alumina with a global network of alumina refineries. This network includes Alcoa of Australia’s three-refinery operation in Western Australia, which is the world’s biggest single source of alumina, able to supply 15 per cent of the international market.

Alumina Limited will release its results for the first half of 2003 on Thursday, 24 July 2003.

Media and analyst contacts:

Bob Davies

Chief Financial Officer

Alumina Limited

Tel: (03) 8699 2603

Mobile: 0417 336 455

Stephen Foster

General Counsel & Company Secretary

Alumina Limited

Tel. (03) 8699 2604

Mobile. 0417 209 940

To:	The Manager

Announcements

Company Announcements Office

Public Announcement 2003—16AWC

Attached is a copy of the Company’s Form 20-F (Annual Report) for the Financial Year ended 31 December 2002 , as required by and filed with the U.S. Securities and Exchange Commission.

Stephen Foster

Company Secretary

Alumina Limited

27 June 2003	ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

To:	The Manager

Announcements

Company Announcements Office

Public Announcement 2003—17AWC

Attached is a copy of a media release concerning the seeking of State Government approval for an efficiency upgrade to the Pinjarra alumina refinery located in Western Australia, an asset of the Alcoa World Alumina and Chemicals (AWAC) global joint venture between Alumina Limited and Alcoa.

Stephen Foster

Company Secretary

Alumina Limited

3 July 2003	ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

3 July 2003

For Immediate Release

Efficiency upgrade for AWAC Pinjarra alumina refinery

Alcoa of Australia Limited, part of the Alcoa World Alumina and Chemicals (AWAC) global joint venture between Alumina Limited and Alcoa, today announced that it will seek State Government approval for a 600,000 tonne per annum efficiency upgrade of its Pinjarra alumina refinery. A copy of the announcement is attached.

“The Pinjarra efficiency upgrade is part of AWAC’s low cost and low-risk growth strategy,” says John Marlay, CEO Alumina Limited. “Brownfield expansions, such as the Pinjarra efficiency upgrade, are less costly, produce better returns and have less risk, compared to new greenfield projects.”

AWAC has more than 3 million tonnes of low-cost alumina capacity for future development within its existing global operations.

AWAC, the world’s largest alumina producer with a 25% share of world alumina production capacity, is a global joint venture between Alumina Limited (40%) and Alcoa (60%).

For further information:
Bob Davies
Chief Financial Officer
Alumina Limited
Telephone: (03) 8699 2603
Mobile: 0417 336 455

Alcoa World Alumina Australia is the global leader in alumina production and Australia’s sixth largest resources sector exporter. Alcoa World Alumina Australia is part of Alcoa World Alumina and Chemicals (AWAC), a global alliance between Alcoa Inc and Alumina Limited. Alcoa World Alumina Australia is an integrated business comprised of bauxite mining, alumina refining and aluminium smelting, with operations in Western Australia and Victoria. Alcoa Inc’s other businesses in Australia include aluminium recycling, rolling mills and canned sheet operations, wheel products and fasteners in Victoria and New South Wales.

Media Release

Efficiency Upgrade for Pinjarra Alumina Refinery

Alcoa World Alumina Australia today welcomed the State Government’s support for its future growth in Western Australia.

The company will be seeking State Government approval for an Efficiency Upgrade of its Pinjarra alumina refinery (90km south of Perth)—already one of the world’s most successful and cost efficient.

The Pinjarra refinery already produces 3.4 million tonnes of alumina per annum, representing about 7% of the world’s alumina refining capacity.

Managing Director Wayne Osborn said the $400 million Upgrade on the efficiency of Pinjarra would further improve its global market competitiveness.

“This Pinjarra Efficiency Upgrade will improve yield and represents a highly cost effective means of increasing production capacity by 600,000 tonnes of alumina per annum,” Mr Osborn said

“The Upgrade will increase export revenue for Australia by up to $160 million per annum and enhance the substantial financial contributions Alcoa World Alumina already makes to the Australian and Western Australian communities each year.

“As a low cost producer, and with secure access to bauxite reserves, our Pinjarra refinery is well positioned to capture future market opportunities and enhance WA’s position as the world’s leading alumina producer.”

Alcoa World Alumina contributes economic and social benefits in the Peel and South West region, spending $1.1 billion in Western Australia each year.

The engineering study for this Pinjarra Efficiency Upgrade will take about six months. The construction phase will take approximately two years, so the work could be complete by the end of 2005, if government approvals are forthcoming and market conditions warrant. The project will require a construction workforce of up to 1000 people.

Mr Osborn said the company would seek State Government environmental approval and progress the project within a sustainable development framework.

“We will work with our communities to support the economic, social and environmental aspects of the project and ensure the benefits are consistent with the community’s vision for the future. Subject to appropriate government approvals, this efficiency Upgrade of Pinjarra could lay the foundation for the company’s future growth in WA,” he said.

The Pinjarra Efficiency Upgrade would deliver a substantial reduction in energy intensity per tonne of alumina produced. Combined with the co-generation partnership with Alinta, Alcoa World Alumina will achieve significant reduction in greenhouse gas emissions per tonne of alumina produced at Pinjarra.

Mr Osborn said a key driver for the partnership with Alinta was the additional environmental benefits of co-generation.

“These projects will consolidate Pinjarra as AWAC’s leading edge and most cost competitive refinery. They will deliver significant additional improvements in efficiency, better use of natural resources, lower energy costs and reduce greenhouse gas emissions intensity,” Mr Osborn said.

- Ends -

Further Information

Meg McDonald

General Manager, Corporate Affairs

08 9316 5208

Note to editors: “Alcoa World Alumina” should not be contracted to “AWA.” This acronym is the registered name of another company.

Alcoa World Alumina Australia is a trading name of Alcoa of Australia Limited, ACN 004 879 298

To:	The Manager

Announcements

Company Announcements Office

Public Announcement 2003—18AWC

Attached are the following documents in relation to Alumina Limited’s Half Year Results for the 6 months ended 30 June 2003:

•	Public Announcement

•	Alumina Report

•	June 2003 Half-Yearly ASX Report

Stephen Foster

Company Secretary

Alumina Limited

24 July 2003	ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Thursday 24 July 2003

Alumina Limited increases profit and delivers strong dividend

	H102	H202	H103
Profit after tax from continuing operations ($m)	108.2	101.5	117.9

Dividends received from AWAC ($m)	127.5	153.5	129.5

Alumina Limited’s result for the half year to 30 June 2003 was released today, featuring increased profits and a strong dividend.

The after tax profit was $118 million, up 16 per cent on the previous half for continuing operations. Alumina Limited’s share of Alcoa World Alumina and Chemicals’ (AWAC) equity profit after tax was $127 million, an increase of 20 per cent over the previous half year.

This performance is consistent with the forecast outlined in the Scheme Booklet, after adjusting for price and exchange rate sensitivities.

“This result shows the resilience of the AWAC business, operating in a difficult environment”, said John Marlay, Alumina Limited’s Chief Executive Officer.

“The profit improvement was achieved despite higher energy prices, adverse exchange rate movements, higher raw materials costs and continued weakness in the global economy. AWAC delivered alumina into the spot market at attractive prices, largely offsetting higher energy prices and currency movements.”

A fully franked dividend of 10 cents a share was declared. “This is a 96 per cent pay out of Alumina’s profits and follows a 95 per cent pay out of AWAC’s profits as dividends to the partners,” added Mr Marlay. “The dividend is consistent with our stated intent to distribute all fully franked dividends received from AWAC to shareholders, as far as practicable.”

During the 2003 half year, AWAC also delivered on its growth strategy. The US$115 million expansion at the operations in Jamaica is within budget and on time for completion by the end of 2003. This expansion will increase capacity by another 250,000 tonnes.

AWAC recently announced an engineering study to expand capacity by 600,000 tonnes at its 3.4 million tonne Pinjarra refinery located in Western Australia.

“This result and the announced expansions are important steps in building a track record for delivering solid returns and profitable growth for our shareholders”, Mr Marlay said.

Alumina Limited is a leading Australian resources company, owning 40% of Alcoa World Alumina and Chemicals (AWAC) which is the world’s largest alumina business. AWAC is a partnership with Alcoa Inc.

Media, Analyst and Shareholder Contact:

Bob Davies

Chief Financial Officer

(03) 8699 2603, 0417 336 455

Alumina Limited’s profit up—a strong dividend of 10 cents a share

Alumina Limited’s first half profit of AUD 117.9 million places the Company on track to meet the Demerger Scheme Booklet forecast adjusted for price and exchange rate sensitivities. The dividend of 10 cents per share represents a payout ratio of 96 percent of profits and is fully franked. This is a yield of 4.4 percent on yesterday’s closing share price. Profit before tax for AWAC held steady at USD 290.2 million, despite continuing economic weakness, higher energy prices and adverse exchange rate movements. AWAC successfully offset these adverse affects through higher alumina production coupled with deliveries into a strong alumina spot market.

Demand for alumina was very robust, driven by growing Chinese aluminium production. Spot prices reached levels that were double the prices seen in 2002. While AWAC sells the vast majority of its production under long term contracts, it delivered alumina into the spot market at attractive prices, providing an offset to higher energy prices and raw material costs, along with a weakening US dollar.

Alumina Limited’s share of alumina production increased by over 7% to 2,538,000 tonnes (2,355,000 tonnes) with capacity at Point Comfort restarted to meet market demand. Production at the 2.3 million tonne refinery was initially curtailed in 2001.

Alumina’s share of aluminium production of 75,000 tonne was 4% higher than the first half of 2002 and in line with the record production achieved in the second half of 2002.

The aluminium price averaged USD 0.63/lb for the half year, almost USD 0.02/lb stronger than the average price for 2002.

The average exchange rate was 61.6 cents, 7 cents higher than the average for 2002.

Profitable low risk growth strategy

Alumina Limited’s share of alumina production capacity will increase further in 2004, with the completion in late 2003 of the 250,000 tonne Jamalco expansion on time and on budget. This, coupled with the announcement made in early July by Alcoa of Australia of the 600,000 tonne efficiency upgrade at the Pinjarra refinery, demonstrates Alumina Limited’s commitment to the alumina industry through a strategy of profitable and low risk growth.

Key Points

•	Results put Alumina on target to meet Scheme Booklet forecast adjusted for sensitivities.

•	Higher energy prices, a weaker US dollar and higher raw material costs offset by increased volumes and spot market revenue.

Future

•	Completion of Jamalco’s 250,000 tonne expansion expected to be on time and on budget.

•	Complete engineering study of Pinjarra’s 600,000 tonne efficiency upgrade.

•	Progress sale of Speciality Chemical business.

•	Pursue other possible growth opportunities.

•	Continuation of cost reduction programmes as part of Alcoa’s stated commitment

•	Maximise free cashflows.

Summary of AWAC’s Results

Production—tonnes per day

• Increasing production to meet demand. • Jamalco’s 250,000 tonne expansion will add capacity from 2004. • Engineering study underway for 600,000 tonne efficiency upgrade at Pinjarra.

Total Revenue and Cost of Sales

—USD Millions	• Increased volumes drive revenue and costs higher. • Higher energy prices, raw materials costs and weaker US dollar offset by higher spot revenue.

Total Capital Expenditure as a % of

Depreciation and Amortisation

• Increased capital expenditure resulting from Jamalco’s expansion. • San Ciprian 220,000 tonne expansion completed in 2001.

Profit Payout Ratio (%)

•      Strong operating cashflow and returns to partners—95% of profit in the first half.

•      Record dividends of USD542 million paid in 2001.

•      Since establishment of AWAC, 86% of dividends paid have been fully franked.

•      No net debt at end of First Half 2003.

•      Since formation, 100% of AWAC’s cashflow has been returned to partners.

Return on Capital (ROC)—%

• Average 22% ROC for the last five years. • Strong First Half ROC of 19%.

The table below summarises Alumina Limited’s share of AWAC’s equity profit before tax.

	First Half 2002 ($Am)	Second Half 2002 ($Am)	First Half 2003 ($Am)
Alumina and Chemicals	125.0	149.1	147.5
Metal	40.0	36.4	33.2
Other	16.5	3.6	5.6

Total Profit	181.5	189.1	186.3
Goodwill	(8.9)	(8.9)	(8.9)

Total AWAC Result	172.6	180.3	177.4

Exchange Rate (AUD/USD)	0.535	0.553	0.616

Diagram of Operations

*	All Alumina Chemical Assets are up for sale except for Kwinana, San Ciprian and Point Comfort.

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

$US Millions (US GAAP) 100%	Full Year 2002	1st Half 2002	2nd Half 2002	1st Half 2003
Sales and Operating Revenue	1,940.0	922.6	1,017.4	875.2
Revenue From Related Parties	936.7	448.0	488.7	697.4

Total Revenue	2,876.7	1,370.6	1,506.1	1,572.6

Cost of Goods Sold and Operating Expenses	(2,084.7)	(1,007.1)	(1,077.6)	(1,156.5)
Selling, Administration and Other Expenses	(71.4)	(32.5)	(38.9)	(41.3)
Provision for Depreciation, Depletion and Amortisation	(156.5)	(76.8)	(79.7)	(82.5)
Interest Expense	(2.9)	(1.4)	(1.5)	(0.7)
Other Expense	(18.5)	(8.4)	(10.1)	(1.4)
Asset write offs and provisions associated with closure of plants	11.7	11.7	—	—

Total Expenses	(2,322.3)	(1,114.5)	(1,207.8)	(1,282.4)

Profit Before Taxes On Income	554.4	256.1	298.3	290.2
Provision for Taxes On Profit	(195.2)	(90.7)	(104.5)	(77.6)

Profit From Operations	359.2	165.4	193.8	212.6
Less Minority Interests	(0.3)	(0.1)	(0.2)	(0.1)
Cumulative effect of accounting change[1]	4.7	4.7	—	15.7

Net Income	363.6	170.0	193.6	228.2

Members’ Equity
Opening Balance at Start of Period	1,749.3	1,749.3	2,002.5	2,085.8
Net Income	363.6	170.0	193.6	228.2
Capital Contribution of Partners	103.0	—	103.0	—
Dividends paid and return of capital to partners	(391.4)	(171.3)	(220.1)	(200.9)
Other Comprehensive Income/(loss)	261.3	254.5	6.8	288.7

Closing Balance at End of Period	2,085.8	2,002.5	2,085.8	2,401.8

[1]	This amount comprises changes in USGAAP standards. These changes have been excluded under AGAAP accounting. The changes are as follows:

	Full Year 2002	1st Half 2002	2nd Half 2002	1st Half 2003
- SFAS142 Goodwill on Intangible Assets (Atlantic)	4.7	4.7	0.0	0.0
- SFAS143 Accounting for Asset Retirement Obligations
- Alcoa of Australia	0.0	0.0	0.0	20.9
- Atlantic	0.0	0.0	0.0	(5.2)

	4.7	4.7	0.0	15.7

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

$US Millions (US GAAP) 100%	30 June 2002	31 December 2002	30 June 2003
Cash and Cash Equivalents	68.0	96.4	92.9
Receivables From Customers	264.7	316.1	304.2
Inventories	376.1	316.6	347.2
Prepaid Expenses and Other Current Assets	133.2	81.6	106.9

Total Current Assets	842.0	810.7	851.2

Land and Land Rights, including Mines	87.2	93.9	103.8
Structures	1,377.6	1,393.7	1,539.1
Machinery and Equipment	3,136.3	3,177.1	3,574.3

	4,601.1	4,664.7	5,217.2
Less Accumulated Depreciation and Depletion	(2,722.8)	(2,803.8)	(3,125.4)

	1,878.3	1,860.9	2,091.8
Construction Work In Progress	137.4	159.6	162.8
Investments	70.4	136.1	139.5
Other Assets and Deferred Charges	352.8	387.7	459.1

Total Non-Current Assets	2,438.9	2,544.3	2,853.2

Total Assets	3,280.9	3,355.0	3,704.4

Short Term Borrowings	101.2	43.6	53.4
Long Term Borrowings (Due Within 12 Months)	1.9	2.0	2.2
Accounts Payable	230.9	292.3	313.1
Taxes Payable	129.0	127.7	112.2
Other Current Liabilities	179.8	149.3	115.6

Total Current Liabilities	642.8	614.9	596.5

Long Term Debt	9.4	4.2	4.1
Deferred Taxes	214.8	200.5	240.8
Other Long Term Liabilities	407.1	443.9	455.4

Total Non-Current Liabilities	631.3	648.6	700.3

Total Liabilities	1,274.1	1,263.5	1,296.8

Minority Interest	4.3	5.7	5.8
Equity	2,002.5	2,085.8	2,401.8

Total Liabilities & Equity	3,280.9	3,355.0	3,704.4

Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows

$US Millions (US GAAP) 100%	Full Year 2002	1st Half 2002	2nd Half 2002	1st Half 2003
Operating Activities
Net Income	363.6	170.0	193.6	228.2
Adjustment to reconcile net income to cash from operations:
Depreciation, Amortisation and Impairment	156.5	75.6	80.9	82.8
Other Items*	(3.9)	(66.0)	62.0	(61.8)

Cash From Operating Activities	516.2	179.6	336.5	249.2

Financial Activities
Dividends Paid & Return of Capital to Partners	(391.0)	(171.1)	(219.8)	(200.9)
Change in Debt	(68.9)	(4.9)	(64.0)	15.1
Partners Capital Contributions	41.0	—	41.0	—
Dividends Paid to Minority Interests	(0.4)	(0.2)	(0.2)	—

Cash used for Financing Activities	(419.3)	(176.2)	(243.0)	(185.8)

Investing Activities
Capital Expenditure	(112.2)	(48.7)	(63.5)	(62.1)
Sale of Subsidiaries	11.0	11.0	—	2.3
Other	(1.2)	0.3	(1.5)	(7.5)

Cash Used for Investing Activities	(102.4)	(37.4)	(65.0)	(67.3)

Effect of Exchange Rate Changes on Cash	3.7	3.8	(0.1)	0.4

Cash Generated / (Used)	(1.8)	(30.2)	28.4	(3.5)

Cash and Cash Equivalents
Cash and Cash Equivalents at beginning of period	98.2	98.2	68.0	96.4
Cash and Cash Equivalents at end of period	96.4	68.0	96.4	92.9

Net Change in Cash and Cash Equivalents	(1.8)	(30.2)	28.4	(3.5)

Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit to Alumina Limited Equity Profit

	Full Year 2002	1st Half 2002	2nd Half 2002	1st Half 2003
USD Profit Before Taxes on Income (US GAAP)	554.4	256.1	298.3	290.2
Less: USD AGAAP Adjustments	(45.1)	(16.9)	(28.2)	(3.0)

Total USD Profit Before Taxes (AUS GAAP)	509.3	239.2	270.1	287.2

Total AUD Profit Before Taxes (AUS GAAP)	936.6	447.3	489.3	466.1

Total Alumina Limited’s Share of AUD Profit Before Taxes	370.6	181.5	189.1	186.3
Less: Write-Off Of Goodwill On Acquisition	(17.7)	(8.9)	(8.9)	(8.9)
Alumina Limited’s Share of Equity Profit Before Tax	352.9	172.6	180.2	177.4
Less: Share of equity income tax expense	(136.6)	(61.9)	(74.7)	(50.2)
Alumina Limited’s Share of Equity Profit After Tax	216.3	110.7	105.5	127.2

Production

Alumina Limited’s Equity Share	Full Year 2002	1st Half 2002	2nd Half 2002	1st Half 2003
Alumina (‘000 tonnes)	4,867	2,356	2,511	2,538
Aluminium (‘000 tonnes)	148	73	75	75

JUNE 2003 HALF-YEARLY ASX REPORT -

Alumina Limited—ABN 85 004 820 419

Six Months ended 30 June 2003 (“Current Period”)

Results for announcement to the market

			% change *		$A million
1.4	Revenues from ordinary activities	Down	99.9	%*	0.8

1.23	Profit from ordinary activities after tax attributable to members	Down	24.2	%*	117.9

1.11	Profit from extraordinary items after tax attributable to members		—		—

1.14	NET PROFIT FOR THE PERIOD ATTRIBUTABLE TO MEMBERS OF ALUMINA LIMITED	Down	24.2	%*	117.9

Dividends

		Current Period Six months ended 30 June 2003		Previous Corresponding Period Six months ended 30 June 2002
15.4	Interim dividend per share	10	¢	5	¢
15.5	Franked amount per share	10	¢	5	¢
15.2	Record date for determining entitlements to the dividend is 5 August 2003.

*	The comparative period is for the six months to 30 June 2002. (The 1st half of 2002 includes the results for the Nickel, Copper/Uranium and Fertiliser assets held by WMC Limited during that period).

Alumina Limited was created on 11 December 2002 when WMC Limited’s alumina assets were demerged from the nickel, copper and fertilizer businesses. Refer to “Comments by directors” for further details.

This half yearly report is to be read in conjunction with the most recent annual financial report.

June 2003 Half-Yearly ASX Report

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Condensed consolidated statement of financial performance

		Continuing Operations $A million		Discontinuing Operations $A million	Total $A million
		Six months to 30 June 2003	Six months to 30 June 2002	Six months to 30 June 2002	Six months to 30 June 2003	Six months to 30 June 2002
1.1	Revenues from operating activities (item 1.25)	—	—	1,194.9	—	1,194.9
1.2	Interest revenue (including item 1.26)	0.8	0.6	94.4	0.8	95.0
1.3	Other revenue (including items 1.27, 1.28 and 1.29)	—	—	153.7	—	153.7

1.4	Revenue from ordinary activities (item 1.30)	0.8	0.6	1,443.0	0.8	1,443.6
1.5	Expenses from ordinary activities (item 1.36)	(5.6)	(2.6)	(1,304.8)	(5.6)	(1,307.4)
1.6	Borrowing costs ( net borrowing costs were $3.6m for 30 June 2003 and $16.3m credit for 30 June 2002)	(4.4)	—	(78.7)	(4.4)	(78.7)
1.7	Share of net profit of associates accounted for using the equity method (item 17.2)	127.2	110.7	—	127.2	110.7

1.8	Profit from ordinary activities before tax	118.0	108.7	59.5	118.0	168.2
1.9	Income tax on ordinary activities	(0.1)	(0.5)	(12.9)	(0.1)	(13.4)

1.10	Profit from ordinary activities after tax	117.9	108.2	46.6	117.9	154.8
1.11	Profit from extraordinary items after tax	—	—	—	—	—

1.12	Net profit	117.9	108.2	46.6	117.9	154.8
1.13	Net loss attributable to outside equity interests	—	—	0.7	—	0.7

1.14	Net profit for the period attributable to members of Alumina Limited	117.9	108.2	47.3	117.9	155.5

Non-owner transaction changes in equity

1.15	Net exchange differences recognised in equity	25.1	(18.5)
1.16	Equity share movements in reserves of associates	—	—

1.17	Total transactions and adjustments recognised directly in equity (item 1.15 and 1.16)	25.1	(18.5)

1.18	Total changes in equity other than from those resulting from transactions with owners as owners	143.0	137.0

Earnings per share (EPS)

		Six months ended 30 June 2003		Six months ended 30 June 2002
1.19	Basic EPS	10.4	¢	14.0	¢

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1.20	Diluted EPS	10.4¢	14.0¢

Notes to the condensed consolidated statement of financial performance

		Six months to 30 June 2003 $A million	Six months to 30 June 2002 $A million
Profit from ordinary activities attributable to members
1.21	Profit from ordinary activities after tax (item 1.10)	117.9	154.8
1.22	Add/(Less) outside equity interests (item 1.13)	—	0.7

1.23	Profit from ordinary activities after tax, attributable to members of Alumina Limited	117.9	155.5

Revenue and expenses from ordinary activities
Revenue from ordinary activities
1.24	Sale of goods	—	1,194.9

1.25	Revenue from operating activities	—	1,194.9
1.26	Interest received/receivable	0.8	95.0
1.27	Proceeds from disposal of non-current assets	—	81.7
1.28	Insurance proceeds received/receivable	—	62.0
1.29	Other income	—	10.0

1.30	Revenue from ordinary activities	0.8	1,443.6

Expenses from ordinary activities
1.31	Cost of goods sold (including depreciation and amortisation—item 1.37)	—	874.1
1.32	Selling and distribution	—	82.1
1.33	General and administrative	5.6	164.3
1.34	Exploration and evaluation	—	17.4
1.35	Other expenses from ordinary activities	—	169.5	[1]

1.36	Expenses from ordinary activities	5.6	1,307.4

1.37	Depreciation and amortisation excluding amortisation of intangibles (item 1.31)	—	254.6

[1]	Includes carrying value of non-current assets sold of $40.4 million.

Capitalised outlays

1.38	There were no capitalised interest costs or other capitalised outlays for the period.

Consolidated retained profits

		Six months to 30 June 2003 $A million	Six months to 30 June 2002 $A million
1.39	Retained profits at the beginning of the financial period	729.4	1,451.7
1.40	Net profit attributable to members of Alumina Limited (item 1.14)	117.9	155.5
1.41	Net transfers from reserves	101.3	—

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1.42	Dividends and other equity distributions provided for or paid	(146.6)	(0.5)

1.43	Retained profits at the end of financial period	802.0	1,606.7

Significant items

The following non-recurring items are included in profit from ordinary activities for discontinued operations and disclosed on a pre-tax basis as significant items due to their size or nature.

		A$ million
There were no significant items for the six months to 30 June 2003

Significant items for the six months to 30 June 2002

1.44	Demerger costs – advisor fees and other costs	(8.7)
1.45	Income tax benefit	2.6

		(6.1)

1.46	Proceeds from sale of Central Norseman Gold Corporation Limited (sold January 2002)	33.5
1.47	Book value of assets disposed and costs associated with the sale	(8.4)

1.48	Profit on sale	25.1
1.49	Income tax expense	—

		25.1

1.50	Proceeds from the sale of right to gold royalty received from the sale of St Ives and Agnew gold operations	45.0
1.51	Book value of gold royalty and costs associated with the sale	(29.6)

1.52	Profit on sale	15.4
1.53	Income tax expense	—

		15.4

1.54	Insurance proceeds (material damage and business interruption) recognised in relation to the fire at the Olympic Dam solvent extraction plant in October 2001	62.0
1.55	Income tax expense	(18.6)

		43.4

1.56	Costs associated with lost production due to fire at Olympic Dam solvent extraction plant	(56.9)
1.57	Income tax benefit	17.1

		(39.8)

1.58	Proceeds received from early termination of interest rate swaps	75.9
1.59	Income tax expense	(22.8)

		53.1

June 2003 Half-Yearly ASX Report

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1.60	Total significant items after tax for the six months ended 30 June 2002	91.1

June 2003 Half-Yearly ASX Report

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Intangible and extraordinary items

	Consolidated-Six months to 30 June 2003	Before tax $A million	Related tax $A million	Related outside equity interests $A million	Amount (after tax) attributable to members $A million
2.1	Amortisation of goodwill: (equity associates)	8.9	—	—	8.9
2.2	Amortisation of other intangibles	—	—	—	—

2.3	Total amortisation of intangibles	8.9	—	—	8.9

2.4	Extraordinary items	There were no extraordinary items

	Consolidated-Six months to 30 June 2002	Before tax $A million	Related tax $A million	Related outside equity interests $A million	Amount (after tax) attributable to members $A million
2.1	Amortisation of goodwill: (equity associates)	8.9	—	—	8.9
2.2	Amortisation of other intangibles	7.5	(2.2)	—	5.3

2.3	Total amortisation of intangibles	16.4	(2.2)	—	14.2

2.4	Extraordinary items	There were no extraordinary items

Income Tax		Six months to 30 June 2003 $A million	Six months to 30 June 2002 $A million
(a)	Profit from ordinary activities before tax (item 1.8)	118.0	168.2
	Add: excess of dividends received/receivable over equity share of profits	2.3	16.8

		120.3	185.0

	Prima facie tax expense for the period at the rate of 30%	(36.1)	(55.5)

	The following items caused the total charge for income tax to vary from the above:
	Rebateable and exempt dividends	129.5	127.5
	Additional claim for research and development expenditure	—	2.6
	Exempt income	—	5.0
	Non-assessable capital gains	—	31.5
	Additional depreciation and amortisation	—	0.6
	Non-deductible expenses	(4.5)	(2.8)
	Attributable foreign source income	—	(3.0)

	Net movement	125.0	161.4

	Tax effect of the above adjustments at 30%	37.5	48.4
	Variance between Australian and foreign tax rates	—	(0.8)

June 2003 Half-Yearly ASX Report

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Future income tax benefits not brought to account	(1.4)	(12.2)
Recognition of future income tax benefits not previously brought to account	—	7.2
Withholding tax	(0.1)	(0.4)
Over provision of tax in prior years	—	(0.1)

Consequent reduction in charge for income tax	36.0	42.1

Income tax expense for the period (item 1.9)	(0.1)	(13.4)

June 2003 Half-Yearly ASX Report

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Condensed consolidated statement of financial position

		30 June 2003 $A million	31 Dec 2002 $A million	30 June 2002 $A million
Current Assets
4.1	Cash	81.2	23.2	113.7
4.2	Receivables—trade debtors	—	—	267.1
4.3	Receivables—other	0.9	2.3	271.2
4.4	Inventories	—	—	481.9
4.5	Other financial assets	—	—	17.0
4.6	Deferred hedging losses (net)	—	—	82.3
4.7	Other (includes capitalised borrowing costs)	0.6	0.9	99.3

4.8	Total current assets	82.7	26.4	1,332.5

Non-current Assets
4.9	Receivables	—	—	358.6
4.10	Investments in associates	1,605.8	1,668.7	1,605.8
4.11	Other financial assets	—	—	21.4
4.12	Inventories	—	—	83.1
4.13	Exploration and evaluation (item 5.8)	—	—	62.3
4.14	Mine properties under development (item 6.6)	—	—	0.7
4.15	Other property, plant and equipment (net)	0.2	—	4,629.7
4.16	Deferred hedging losses (net)	—	—	716.1
4.17	Deferred tax assets	—	—	284.7
4.18	Other	—	—	27.4

4.19	Total non-current assets	1,606.0	1,668.7	7,789.8

4.20	Total assets	1,688.7	1,695.1	9,122.3

Current Liabilities
4.21	Payables	2.1	2.6	453.4
4.22	Interest bearing liabilities	526.9	534.8	467.6
4.23	Current tax liabilities	0.1	1.7	3.2
4.24	Provisions (excluding current tax liabilities)	0.3	0.1	71.3
4.25	Other	3.4	—	20.3

4.26	Total current liabilities	532.8	539.2	1,015.8

Non-current Liabilities
4.27	Payables	—	—	914.2
4.28	Interest bearing liabilities	—	—	1,633.4
4.29	Deferred tax liabilities	0.5	2.2	444.1
4.30	Provisions (excluding deferred tax liabilities)	—	0.2	97.8
4.31	Other	—	—	2.8

4.32	Total non-current liabilities	0.5	2.4	3,092.3

4.33	Total liabilities	533.3	541.6	4,108.1

4.34	Net assets	1,155.4	1,153.5	5,014.2

June 2003 Half-Yearly ASX Report

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Condensed consolidated statement of financial position (continued)

		30 June 2003 $A million	31 Dec 2002 $A million	30 June 2002 $A million
Equity
4.35	Contributed equity	225.7	220.2	3,223.4
	Reserves:
4.36	—Group	127.7	102.6	111.4
4.37	—Associates	—	101.3	71.9
	Retained profits:
4.38	—Group	355.6	382.9	1,213.2
4.39	—Associates	446.4	346.5	393.5

4.40	Equity attributable to members of the parent entity	1,155.4	1,153.5	5,013.4
4.41	Outside equity interests in controlled entities	—	—	0.8

4.42	Total equity	1,155.4	1,153.5	5,014.2

There is no preference capital.

June 2003 Half-Yearly ASX Report

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Notes to the condensed consolidated statement of financial position

Exploration and Evaluation Expenditure Capitalised

		Six months to 30 June 2003 $A million	Year ended 31 Dec 2002 $A million	Six months to 30 June 2002 $A million
5.1	Opening balance	—	64.5	64.5
	Expenditure incurred during current period:
5.2	—Grassroots expenditure	—	17.1	7.3
5.3	—Additional, supporting existing operations	—	3.4	1.7
5.4	—Evaluation expenditure	—	14.9	9.0
5.5	Expenditure written off during current period	—	(34.2)	(17.4)
5.6	Acquisitions, disposals, capitalised depreciation, etc	—	(65.7)	(2.8)
5.7	Expenditure transferred to development properties	—	—	—

5.8	Closing balance as shown in the condensed consolidated statement of financial position (Item 4.13)	—	—	62.3

Mine Properties Under Development

		Six months to 30 June 2003 $A million	Year ended 31 Dec 2002 $A million	Six months to 30 June 2002 $A million
6.1	Opening balance	—	0.5	0.5
6.2	Expenditure incurred during current period	—	0.7	0.2
6.3	Expenditure transferred from exploration and evaluation	—	—	—
6.4	Acquisitions, disposals, reclassifications, etc	—	(1.2)	—
6.5	Expenditure transferred to mine properties	—	—	—

6.6	Closing balance as shown in the condensed consolidated statement of financial position (Item 4.14)	—	—	0.7

June 2003 Half-Yearly ASX Report

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Condensed consolidated statement of cash flows

		Continuing Operations $A million		Discontinuing Operations $A million	Total $A million
		Six months to 30 June 2003 $A million	Six months to 30 June 2002 $A million	Six months to 30 June 2002 $A million	Six months to 30 June 2003 $A million	Six months to 30 June 2002 $A million
Cash Flows Related to Operating Activities
7.1	Receipts from customers	—	—	1,136.0	—	1,136.0
7.2	Proceeds from interest rate swap close out	—	—	71.2	—	71.2
7.3	Payments to suppliers and employees	(3.6)	(2.6)	(1,094.8)	(3.6)	(1,097.4)
7.4	Proceeds from guarantees	2.4	—	—	2.4	—
7.5	Dividends received from associates	129.5	127.5	—	129.5	127.5
7.6	Interest received	0.8	—	17.9	0.8	17.9
7.7	Borrowing costs paid	(4.3)	—	(75.4)	(4.3)	(75.4)
7.8	Income taxes paid	(4.1)	—	(2.8)	(4.1)	(2.8)
7.9	Proceeds from insurance claims Cash expenditure on exploration:	—	—	22.9	—	22.9
	Cash expenditure on exploration:
7.10	—Grassroots	—	—	(7.3)	—	(7.3)
7.11	—Additional, supporting existing operations	—	—	(1.7)	—	(1.7)

7.12	Net operating cash flows	120.7	124.9	66.0	120.7	190.9

Cash Flows Related to Investing Activities
7.13	Payments for property, plant and equipment	(0.2)	—	(137.6)	(0.2)	(137.6)
7.14	Proceeds from sale of non-current assets	—	—	3.3	—	3.3
7.15	Proceeds from the sale of Central Norseman Gold Corporation Limited, net of cash divested	—	—	25.7	—	25.7
7.16	Proceeds from short term investments	—	—	3.1	—	3.1
7.17	Payments for closed out gold hedges	—	—	(24.7)	—	(24.7)
7.18	Payments for evaluation expenditure	—	—	(3.3)	—	(3.3)
7.19	Payments for research and development	—	—	(0.4)	—	(0.4)

7.20	Net investing cash flows	(0.2)	—	(133.9)	(0.2)	(133.9)

Cash Flows Related to Financing Activities
7.21	Proceeds from issues of shares	5.5	32.5	—	5.5	32.5
7.22	Proceeds from borrowings	79.2	—	651.0	79.2	651.0
7.23	Repayment of borrowings	—	—	(687.6)	—	(687.6)
7.24	Dividends paid	(146.6)	(144.6)	—	(146.6)	(144.6)

7.25	Net financing cash flows	(61.9)	(112.1)	(36.6)	(61.9)	(148.7)

Net (Decrease)/Increase in Cash Held		58.6	12.8	(104.5)	58.6	(91.7)
7.26	“Cash” at beginning of period	23.2	46.8	167.4	23.2	214.2

June 2003 Half-Yearly ASX Report

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7.27	Exchange rate adjustments to Item 7.26 above	(0.6)	—	(8.8)	(0.6)	(8.8)

7.28	“Cash” at end of period	81.2	59.6	54.1	81.2	113.7

June 2003 Half-Yearly ASX Report

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Reconciliation of Cash

		Six months to 30 June 2003 $A million	Six months to 30 June 2002 $A million
	Reconciliation of cash at the end of the period (as shown in the condensed consolidated statement of cash flows) to the related items in the accounts is as follows:

8.1	Cash on hand and at bank	31.1	52.7

8.2	Money market deposits (with maturity on investment three months or less)	50.1	61.0

8.3	Cash assets (Item 4.1)	81.2	113.7

8.4	Bank overdraft	—	—

8.5	Total cash at end of period (Item 7.28)	81.2	113.7

Other notes to the condensed financial statements

Ratios

		Six months to 30 June 2003%	Six months to 30 June 2002%
Profit before tax/revenue

9.1	Consolidated profit from ordinary activities before tax (Items 1.8) as a percentage of revenue (Item 1.4)	Not Applicable	11.7

Profit after tax/equity interests (annualised)

9.2	Consolidated net profit from ordinary activities after tax attributable to members (Item 1.14) as a percentage of members’ equity at the end of the period (Item 4.42)	20.4	6.2

Earnings per share (EPS)

		Six months to 30 June 2003	Six months to 30 June 2002
	Calculation of basic and fully diluted EPS in accordance with AASB 1027: Earnings per Share

	Equity accounted earnings in cents per ordinary share

10.1	Basic EPS	10.4	14.0

10.2	Diluted EPS	10.4	14.0

Net tangible asset backing per security

11.1	Net tangible asset backing per ordinary security	$0.86	$3.55

Loss of control of entities having material effect

14.1	There was no loss of controlled entities for the six months ended 30 June 2003.

June 2003 Half-Yearly ASX Report

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Dividends

15.1	An interim dividend has been declared payable on 10th September 2003
15.2	Record date to determine entitlements to the dividend is 5th August 2003

Amount per share

		Six months to 30 June 2003 (cents)		Six months to 30 June 2002 (cents)
	Interim dividend per share
15.3	Amount per share	10	¢	5	¢

15.4	Franked amount per share at 30% tax rate	10	¢	5	¢

Interim dividend on all shares

		Six months to 30 June 2003 $A million	Six months to 30 June 2002 $A million
15.5	Dividend to be paid on ordinary shares	112.9	55.6

15.6	Total	112.9	55.6

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Details of aggregate share of results of associates

		Six months to 30 June 2003 $A million	Six months to 30 June 2002 $A million
Alumina’s share of associates:
16.1	Profit from ordinary activities before income tax and goodwill amortisation	186.3	181.5

16.2	Amortisation of equity goodwill	(8.9)	(8.9)

16.3	Profit from ordinary activities before tax	177.4	172.6

16.4	Income tax on ordinary activities	(50.2)	(61.9)

16.5	Profit from ordinary activities after income tax	127.2	110.7

16.6	Extraordinary items net of tax	—	—

16.7	Net profit	127.2	110.7

16.8	Outside equity interests	—	—

16.9	Net profit attributable to members of Alumina Limited	127.2	110.7

16.10	Dividends received/receivable by Alumina Limited	(129.5)	(127.5)

16.11	Surplus/(Shortfall) of equity share of profits over dividends received	(2.3)	(16.8)

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities:

			Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit
			Six months to 30 June 2003	Six months to 30 June 2002	Six months to 30 June 2003 $A million	Six months to 30 June 2002 $A million
17.1		Equity accounted associates and joint venture entities

	(i)	AWAC (including Alcoa of Australia Ltd)(a)	40%	40%	136.1	119.6
		(a)Alcoa of Australia Ltd	39.25%	39.25%

		Amortisation of goodwill	n/a	n/a	(8.9)	(8.9)

17.2		Total			127.2	110.7

17.3		Other material interests			Nil	Nil

June 2003 Half-Yearly ASX Report

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Issued and quoted securities at end of current period

	Category of Securities	Number issued	Number quoted	Issue price per share ($)
18.1	Ordinary shares
	Fully paid	1,129,057,247	1,129,075,247
	Partly paid	Nil	Nil

18.2	Ordinary Shares -
	Changes during current period:
	Increase in fully paid shares following:
	(i) exercise of options	723,500	723,500	Various

18.3	Unquoted employee options to acquire fully paid ordinary shares

		Number issued	Number Quoted	Exercise Price	Expiry Date
		806,520	Nil	$2.62	21 December 2003
		375,000	Nil	$2.88	21 December 2003
		3,579,800	Nil	$4.52	20 December 2004
		5,399,900	Nil	$4.04	18 December 2005
		9,584,400	Nil	$5.02	30 November 2006
		600,000	Nil	$5.02	30 November 2006

		20,345,620

18.4	Issued during the current period	Nil

18.5	Exercised during the current period	96,400	Nil	$2.62	21 December 2003
		60,700	Nil	$4.52	20 December 2004
		524,700	Nil	$4.04	18 December 2005
		41,700	Nil	$5.02	30 November 2006

		723,500

18.6	Expired/lapsed during the current period	—	Nil	$2.62	21 December 2003
		111,600	Nil	$4.52	20 December 2004
		12,100	Nil	$4.04	18 December 2005
		355,800	Nil	$5.02	30 December 2006

		479,500

June 2003 Half-Yearly ASX Report

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Segment Information

Business Segment

Six months ended 30 June 2003

As a result of the demerger, Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC (39.25% in the case of Alcoa of Australia Ltd). The company predominately operates in the Alumina/aluminium business through its equity interests in AWAC. Refer to Comments by directors.

Six months ended 30 June 2002

	$ million
Consolidated	Copper/ uranium	Alumina/ aluminium	Nickel	Fertilizers	Consolidated
Revenue
Segment revenues[1]	380.9	—	598.5	269.7	1,249.1
Unallocated revenue[2]					89.5
Less insurance proceeds					(62.0)
Less proceeds from sale of non-current assets					(81.7)

Operating revenues					1,194.9

Result
Segment result	14.8	(0.6)	80.1	(16.3)	78.0
Share of net profit or loss/result of equity accounted investments	—	110.7	—	—	110.7
Unallocated profit[3]					41.7
Unallocated corporate expenses:
New business					(21.1)
Regional exploration					(9.7)
Corporate					(37.1)
Finance and other costs					(10.6)
Net borrowing costs[4]					16.3

Profit from ordinary activities before income tax					168.2
Income tax expense on ordinary activities					(13.4)

Net profit (item 1.12)					154.8

Description of each business segment

Alumina/aluminium	Share of net profit or loss/result of equity accounted investment in Alcoa World Alumina and Chemicals (AWAC), and Alumina business unit costs.

Copper/uranium	Exploration, development, mining and refining of copper, uranium, silver and gold in South Australia.

Nickel	Exploration, development, mining, smelting and refining of nickel in Western Australia.

Fertilizers	Production of fertilizer products in Phosphate Hill, Queensland and distribution of fertilizer products via Hi-Fert.

[1]	Segment revenues include intermediate product sales.
[2]	Unallocated revenue includes $33.5m from sale of CNGC and $45.0m from sale of the right to a gold royalty.
[3]	Unallocated profit includes $25.1m from sale of CNGC and $15.4m from sale of the right to a gold royalty.
[4]	Includes gain of $75.9 million from termination of interest rate swaps.

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Comments by Directors

Comments are for the six months ended 30 June 2003 with comparatives for the continuing operations for the six months ended 30 June 2002 shown in parentheses. Discontinuing operations include the assets and liabilities of WMC Resources Ltd and those entities sold to WMC Resources Ltd which Alumina Limited subsequently distributed to its shareholders in December 2002.

References to “the Forecast” relate to the forecast provided for Alumina Limited in the WMC Demerger Scheme Booklet.

Background

The demerger of WMC Limited into two separate ASX listed entities, Alumina Limited and WMC Resources Ltd, was implemented in December 2002. As a result Alumina Limited retained the alumina assets (the 40% interest in the Alcoa World Alumina and Chemicals (AWAC) joint venture) and changed its name from WMC Limited to ‘Alumina Limited’. WMC Resources Ltd now holds all of the non-alumina assets (i.e. WMC Limited’s nickel, copper/uranium and fertilizer businesses, and its exploration and development interests, including the finance companies holding assets and liabilities relating to those operations). To effect the demerger, Alumina Limited, effective 2 December 2002, distributed to its shareholders all of its interest in WMC Resources Ltd through a Scheme of Arrangement and capital reduction and dividend.

Prior to effecting the demerger, through a series of transactions internal to the Alumina Limited Group, Alumina Limited sold to WMC Resources Ltd, its share in the legal entities which held the copper/uranium and fertilizer businesses, WMC Finance Limited, WMC Finance (USA) Ltd as well as Alumina Limited’s exploration and development interests other than those relating to AWAC. These sales were made at fair value in return for shares in WMC Resources Ltd. To consummate the demerger, Alumina Limited effected a capital reduction and dividend to its shareholders in an amount equivalent to the value of WMC Resources Ltd after the internal transfers were completed. The entitlement of Alumina Limited’s shareholders to the capital reduction ($3,133 million) and special dividend ($823 million) was ultimately satisfied in the demerger through the distribution to Alumina Limited’s shareholders of shares in WMC Resources Ltd on a one-for-one basis.

Presentation of financial statements

As a consequence of the demerger, Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC (39.25% in the case of Alcoa of Australia Ltd). The financial statements as presented reflect the results of the AWAC and associated corporate activities for the six months to 30 June 2003 and six months to 30 June 2002 as continuing operations. The results of the activities of WMC Resources Ltd, and the entities sold to WMC Resources Ltd as part of the demerger for the period to 30 June 2002 have been shown as discontinuing operations.

Basis of financial report preparation

This half-yearly general purpose financial report is for the interim six months ended 30 June 2003 and has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4D and in accordance with Accounting Standards other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and the Corporations Act 2001.

This interim financial report does not include all of the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the financial year ended 31 December 2002 and any public announcements made by Alumina Limited and its controlled

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entities during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. Comparative information is reclassified where appropriate to enhance comparability.

Review of Operations

The financial results for Alumina Limited include the six months results of AWAC and associated corporate activities.

The Group’s net profit from continuing operations attributable to Alumina Limited increased 9% to $117.9 million ($108.2 million). The Company continues to believe that the Forecast, if adjusted for sensitivities to the aluminium price and AUD/USD exchange rate included with the Forecast provides a reasonable basis for forming a view on the full year results.

Directors have declared an interim dividend of 10 cents a share (5 cents).

Net interest expensed was $3.6 million ($0.6 million income) and corporate costs totalled $5.6 million ($2.6 million), reflecting increased costs following the separate listing of Alumina Limited.

It is expected the full year interest expense will be significantly below the Forecast, as US dollar interest rates remain at levels below those assumed in the Forecast. Corporate costs are expected to be approximately in line with the Forecast.

Depreciation and amortization totalled $8.9 million ($8.9 million) and capital expenditure totalled $0.2 million ($nil).

Production

The Group’s beneficial interest in alumina production increased by 7.7% to 2.538 million tonnes (2.356 million tonnes) as additional capacity at the Point Comfort refinery was restarted to meet market demand. The full year production is expected to marginally exceed the Forecast production of 12.9 million tonnes. Aluminium production increased by 4% to 75 thousand tonnes with full year production expected to be in line with the Forecast.

Costs

AWAC’s total costs of sales increased by 15% to US$1,156.5 million (US$1,007.1 million) due, in part, to higher sales volumes, but also to higher energy prices, a weakening US dollar, increased raw material costs and the earlier than planned restart at Point Comfort. As a result, the 1% real unit cost reduction assumed in the Forecast will not be achieved.

Markets

Aluminium prices improved marginally in the first six months, averaging 63 cents a pound (62 cents) compared with the Forecast of 67 cents. Demand for alumina was robust, with spot prices significantly above historical averages. While the vast majority of AWAC’s alumina production is sold under long term contracts, revenue from sales into the spot market offset the impact of higher

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energy prices, raw material costs and costs incurred for the early start-up of capacity at the Point Comfort refinery.

Currency Exchange Rate Movements

The AUD/USD exchange rate averaged 0.6163 for the first half, compared with the Forecast assumption of 0.58.

The exchange rate moved from 0.5666 at 31 December 2002, to 0.6661 at 30 June 2003. A consequence of this is a charge to profit of $12 million after tax, principally for the revaluation of USD accounts receivable in Alcoa of Australia. This amount was not included in the exchange rate sensitivities provided in the Forecast. It was offset during the period by an adjustment of $13 million in tax expense following a change to Australian tax legislation.

Alumina Limited has no currency or commodity hedging in place. AWAC has approximately half of the Australian dollar costs estimated for Alcoa of Australia in the second half hedged at an average rate of AUD/USD 0.535.

Dividend Franking Credits

The interim dividend declared of 10 cents (5 cents) a share will be paid on 10 September 2003 and be fully franked at the 30 per cent tax rate. The amount and timing of this dividend takes into account the receipt of a fully franked dividend of $58.9 million in the second quarter and a further dividend of $58.9 million to be received in the third quarter. In the first half, AWAC returned 95 per cent of its profits as dividends to the partners.

As at 30 June 2003, there were $31.8 million franking credits available. The potential to frank future dividends will depend upon the amount of the dividend and the available franking credits.

Asset Sales

In January 2003, AWAC announced that it had conducted a portfolio review of its businesses and the markets they serve and decided to divest its specialty chemicals business. The assets are expected to be sold at an amount which would likely result in no significant losses for the group. There would be no material impact on future earnings of the group as a result of the sale. The financial effect of this event has not yet been recognised in the accounts.

Debt

Alumina Limited began the year with $534 million of debt, comprising US$303 in borrowings. A further US$48 million was drawn in March to bring total debt to the level assumed in the Forecast. The Australian dollar strengthened from 0.5666 at the beginning of the year to 0.6661 at 30 June 2003. The increase in the value of the Australian dollar has lowered the A$ debt balance to $526.9 million.

Contingent Liabilities

Guarantees

Alumina Limited provided a guarantee in 1998 for foreign exchange transactions and in 2000 for gold derivative transactions undertaken by its wholly owned subsidiary at that time, WMC Finance Limited (“WMCF”). WMCF was sold to WMC Resources Ltd as part of the demerger and is no longer a subsidiary of Alumina Limited. That guarantee continues to be applicable for foreign exchange and gold derivative transactions entered into by WMCF and Union Bank of Switzerland which have maturity dates from 2003 to 2008 and a negative mark to market value of $50.3 million at 30 June 2003. Alumina Limited has rights to obtain additional credit support if WMC Resources Ltd’s credit rating is lower than BBB (and it would not cause a breach of WMC Resources Ltd’s debt obligations). Alumina Limited is also indemnified by WMC Resources Ltd in relation to this guarantee.

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S FOSTER	24 July 2003
COMPANY SECRETARY	DATE

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Directors’ Report

The Directors of Alumina Limited present their report on the consolidated entity consisting of Alumina Limited and the entities it controlled at the end of, or during, the half-year-ended 30 June 2003.

Directors

The following persons were Directors of Alumina Limited during the half-year and up to the date of this report.

D M Morley

J Marlay

P A F Hay

R J McNeilly

M R Rayner (Alternate R D J Davies)

Review of Operations and Results

A review of operations and the results of those operations of the consolidated entity during the half-year ended 30 June 2003 is set out under “Review of Operations” on pages 17 to 18.

Rounding of Amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission. Amounts shown in this Directors’ Report and the financial report have been rounded off to the nearest hundred thousand dollars, or as otherwise indicated.

J Marlay

Director

Melbourne

24 July 2003

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Directors’ Declaration

The directors declare that the financial statements and notes set out on pages 1 to 15:

a)	comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

b)	give a true and fair view of the consolidated entity’s financial position as at 30 June 2003 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the directors’ opinion:

a)	the financial statements and notes are in accordance with the Corporations Act 2001: and

b)	there are reasonable grounds to believe that Alumina Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

J Marlay

Director

Melbourne

24 July 2003

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Independent review report to the members of Alumina Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Alumina Limited:

•	does not give a true and fair view of the financial position of the Alumina Limited Group (defined below) as at 30 June 2003 and of its performance for the half-year ended on that date, and

•	is not presented in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for the Alumina Limited Group (the consolidation entity), for the half-year ended 30 June 2003. The consolidated entity comprises both Alumina Limited (the company) and the entities it controlled during the half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity’s financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

•	inquiries of company personnel, and

•	analytical procedures applied to financial data.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

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While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

Tim Goldsmith	Melbourne
Partner	24 July 2003

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